January 4, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: AIS Holdings Group, Inc.

Form S-1/A

Filed September 7, 2018

File No. 333-224927

To the men and women of the SEC:

On behalf of AIS Holdings Group, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated October 4, 2018 addressed to Mr. Takehiro Abe, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on September 7, 2018.

Note: We have updated our financial information throughout so that it is current. Any relating disclosures have been amended accordingly.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 2

1. In your responses to our prior comments 1 and 6, you state that you have revised your disclosure to more accurately describe that you are engaged in the IT consulting industry and that you plan to operate a software system package as opposed to a cryptocurrency system. However, your disclosure still reflects that you purchased software for a cryptocurrency trading platform, that you will develop software for this platform, and you intend to operate a website wherein users can exchange cryptocurrency for other forms of cryptocurrency or cash (see e.g., pages 2 and 14). Similarly, you incorporate by reference the Software Purchase Agreement filed as an exhibit to your Form 8-K filed April 9, 2018. In this 8-K and the exhibits, the software is identified as a "Cryptocurrency Trading System." Revise to clarify this conflicting disclosure and disclose the reasons for the changes in your business plans and objectives.

Company Response:

We have revised our disclosures throughout (marked as revised) to more accurately describe the nature of our operations. As we will not be operating a cryptocurrency trading platform but rather leasing source code to third parties and offering consulting services, we believe it is now clear that our business operations fall into the IT consulting industry.

Our Offering, page 3

2. Refer to our prior comment 10. Please continue to revise your disclosure to remove references to the possibility that the company might be "granted listing" on an exchange. In this respect, we note your disclosure on pages 3 and 12.

Company Response:

We have removed any and all references to the possibility the company might be granted listing on an exchange. In particular we have amended what is now page 4 and 13.

Risk Factors, page 5

3. Refer to our prior comment 2. As it appears your current plans for software development concern the creation of a cryptocurrency wallet and exchange, and in light of your plans to conduct ICO consulting, your risk factors should include a comprehensive discussion of the material risks relating to:

- How you plan to comply with the laws and regulations in the specific jurisdictions in which you plan to develop a trading platform;

- The anticipated time and resources required to comply with these laws and regulations;

- Management's specific knowledge of, and experience in complying with, these laws and regulations regarding trading platforms;

- Consequences of the failure to comply with such laws and regulations;

- How the international regulatory regime governing "coin offerings" and digital securities could impact your plans; and

- Management's specific knowledge of, and experience in complying with, these regulatory regimes in order to provide consulting services.

Company Response:

As we will not be operating a cryptocurrency trading platform, but rather leasing source code to third parties and offering consulting services we have not added a risk factor. We have, however, added additional disclosure regarding government regulations in Japan and how they may affect us on page 19.

We are an early stage company with an unproven business strategy and may never be able to fully implement our business plan..., page 6

4. Your disclosure on pages 6 and 14 that you have generated no revenue from operations to date appears to conflict with the information provided in your unaudited consolidated statements of operations on page F-14. Please revise to clarify.

Company Response:

We have revised this inconsistency throughout as we have generated revenue.

Industry Overview, page 14

5. Given your preliminary stage of development and operations, revise to clarify how the broad market data on the "IT industry" and "digital currency market" is useful in understanding the small segment in which you plan to operate.

Company Response:

We believe that the additional disclosures and revisions, made to our business plan throughout, make clear the relevance of the industry overview as we would consider our operations to fall into the IT and digital currency industries.

Description of Business, page 15

6. You disclose that each website created with your software will consist of a cryptocurrency wallet, a cryptocurrency exchange and an ICO tab to review current ICOs. Please describe the cybersecurity protection features of your software and custody arrangements with users of the website. Highlight here and in a risk factor the risk that you may be liable for any cybersecurity breach resulting in the loss of customer assets.

Company Response:

We have added additional disclosure regarding cyber security to page 20. We have not added a risk factor regarding liability of a breach of a customers assets, because our clients’ websites (assets), including those developed using our Software System Platform (source code), are owned entirely by the client(s).

Third party websites created with our source code are not hosted on any servers owned by our Company. We do not host any website content, nor do we own any website servers. Clients will, and currently do, utilize their own discretion as to what service provider(s) will host their websites. As a result, any security measures are, in our opinion, the responsibility of our clients.

7. We note your response to our prior comment 8. Please discuss the regulation of cryptocurrencies and cryptocurrency exchanges in Japan and explain the extent to which your software and website are designed to comply with these regulations.

Company Response:

We have added disclosure per the above to page 19.

Use of Proceeds, page 17

8. We note your response to our comment 12 and your new disclosure on page 17. Please further clarify this disclosure to state whether or not the company intends to use funds raised in this offering to repay the outstanding advances made by Mr. Abe. Also clarify what you mean by your references to "this use of proceeds" in your new disclosure.

Company Response:

We have revised the “Use of Proceeds” section so that it is clear that Mr. Abe will not be repaid loans with funds from this offering. The previous language in this section that was unclear has been removed altogether.

Certain Relationships and Related Transactions, page 26

9. Please disclose the amount paid by Mr. Takehiro Abe to Mr. Thomas DeNunzio for the transfer of all of the company’s outstanding shares from Mr. DeNunzio to Mr. Abe. Also disclose the terms of and amount paid or to be paid to Mr. DeNunzio or any of his affiliates, such as V Financial Group, for services to the company. Refer to Regulation SK Item 403(c).

Company Response:

In the section, “Certain Relationships and Related Transactions” we have amended the section to disclose the amount paid by Mr. Takehiro Abe to Mr. DeNunzio for the transfer of all the Company’s outstanding shares from Mr. DeNunzio to Mr. Abe.

As mentioned in the correspondence filed with the 10-K/A on November 28, 2018:

Mr. Thomas DeNunzio is not an affiliate of V Financial Group, LLC (“VFG”). Thomas DeNunzio does not have the ability directly or indirectly to affect VFG management or its policies. Thomas DeNunzio is not a member or manager of VFG.

Furthermore, VFG is not a promoter of the Registrant because of Mr. Thomas DeNunzio’s, (“DeNunzio”) consulting relationship with VFG. VFG has a disparate set of business affairs, activities, and interests that are independent of those of Thomas DeNunzio. Thomas DeNunzio’s promoter type activities beginning with formation or organization of Registrant and ending with change of control of Registrant were in his individual capacity and completely exclusive of his affairs and activities with VFG.

We have updated “Certain Relationships and Related Transactions” to reflect the dates of Thomas DeNunzio’s former promoter activities. We have also disclosed that Takehiro Abe, the Company’s sole shareholder, officer and director, is the only current promoter of the Company.

VFG asserts that it has not directly or indirectly received in consideration of services or property, or both services and property, any securities of the Registrant or any proceeds from the sale of any class of such securities. Furthermore, neither Jeffrey DeNunzio or VFG will receive any securities in the Registrant or any direct proceeds from the sale of Registrant’s stock as compensation for services rendered.

VFG did not take initiative in founding the business plan of the Registrant and organizing the enterprise. Thomas DeNunzio founded the Registrant and wrote its initial blank check business plan. We previously updated that fact in the most recent and amended registration statement filed with the Commission. VFG did not receive any money, anything of value, or provide any services to Thomas DeNunzio or the Registrant in connection with the preparation and filing of the Registrant’s initial registration statement.

VFG consults and provides clients like the Registrant with small business services including but not limited to taking a company’s existing business plan devised and written by its advisors,founders, officers, or board of directors and accordingly expanding said plan with additional information provided by Registrant to meet the standards and requirements pursuant to filing a registration statement and any amendments thereto with the Commission. The business of the Registrant, including the development of the business plan and strategy, is conducted and developed by its officers, under the supervision of its board of directors, and not by VFG. The foregoing services have been provided by VFG to the Registrant as it relates to the Registrant’s registration statements beginning on May 14, 2018.

Thomas DeNunzio has no input or coordination with VFG or his son, Jeffrey DeNunzio, the controlling member of VFG, regarding the antecedent business services provided by VFG to the Registrant. VFG has not paid any money or any other thing of value to Thomas DeNunzio relating to the services provided by VFG to the Registrant.

Accordingly, neither Jeffrey DeNunzio nor VFG meets the definition of “promoter” under Rule 405 of the Securities Act.

Exhibits

10. Please file an English translation of the Software Lease Agreement, filed as Exhibit 10.2. Refer to Securities Act Rule 403(c)(2)(iv), (v).

Company Response:

We have filed the English Translation of the Software Lease Agreement as Exhibit 10.2 herein.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: January 4, 2019

/s/ Takehiro Abe

Takehiro Abe

Chief Executive Officer